1. Name and Address of Reporting Person
   Barth, Richard
   55 East Camperdown Way
   Post Office Box 1028
   Greenville, SC 29602-1028
2. Issuer Name and Ticker or Trading Symbol
   Bowater Incorporated (BOW)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              0                D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $40.625                                              01/27/2009 Common                      1500     D
(right to buy)                                                                 Stock
Stock Option   $42.9375                                             02/26/2007 Common                      1000     D
(right to buy)                                                                 Stock
Stock Option   $46.925  01/30/2002 A         2000        01/30/2003 01/30/2012 Common  2000     $0.0000    2000     D
(right to buy)                                           <F2>       <F1>       Stock
<F1>
Stock Option   $49.5625                                             01/28/2008 Common                      1000     D
(right to buy)                                                                 Stock
Stock Option   $50.8438                                             01/26/2010 Common                      2000     D
(right to buy)                                                                 Stock
Stock Option   $52.9                                                01/31/2011 Common                      2000     D
(right to buy)                                                                 Stock
Phantom Stock  $0 <F3>  10/01/2002 A         1110.        <F3>       <F3>      Common  1110.41  $0.0000    11187.9  D
 Units <F3>                                  41                                Stock                       1

Explanation of Responses:

<F1>
These options were granted under the Company's 2000 Stock Option Plan. The Plan sets forth certain earlier expiration dates upon the option holder's termination of employment or cessation of Board service, as the case may be. In addition, the exercisability of outstanding options may be accelerated as approved by the committee administering the Plan, and will be accelerated upon the occurrence of certain specified "change in control" events, in which case the options will be automatically purchased by the Company at a defined acceleration price.
<F2>
One half of the options are exercisable on the noted date and the remaining half are exercisable one year later unless the exercisability is accelerated by the committee administering the Plan.
<F3>
These phantom stock units were allocated under the Deferred Compensaton Plan For Outside Directors (the "Directors Plan") on various dates during 2002 at prices ranging from $31.00 to $55.79 per share. The Directors Plan provides for settlement of the phantom stock units in cash, Company common stock (on a 1-for-1 basis), or a combination of the two following the director's ceasing to be an outside director of the Company.

SIGNATURE OF REPORTING PERSON
/s/ Richard Barth

DATE
02/10/2003